SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)
Amendment No 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENDWAVE CORPORATION
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29264A206
 (CUSIP Number)

18 November 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 10 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A206             13G                    Page 2 of 10 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
335,122                 Common Stock Shares
OWNED BY  __________________________________________________________________________

EACH                                                   (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
335,122                 Common Stock Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
335,122
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
3.5%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29264A206               13G                    Page 3 of 10 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
335,122                 Common Stock Shares
OWNED BY  __________________________________________________________________________

EACH                                                   (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
335,122                 Common Stock Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
335,122
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
3.5%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 29264A206               13G                    Page 4 of 10 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES    ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
771,335                 Common Stock Shares
OWNED BY __________________________________________________________________________

EACH                                                   (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING    _________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
771,335                 Common Stock Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
771,335
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
8.0%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 29264A206               13G                    Page 5 of 10 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
1,106,457    Common Stock Shares
OWNED BY ___________________________________________________________________________

EACH                                                   (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
1,106,457    Common Stock Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,106,457
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                    [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
11.5%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 29264A206               13G                    Page 6 of 10 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
1,106,457    Common Stock Shares
OWNED BY ___________________________________________________________________________

EACH                                                   (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
1,106,457    Common Stock Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,106,457
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                         [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
11.5%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 29264A206               13G                    Page 7 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is ENDWAVE CORPORATION (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located 130 Baytech Drive, San Jose, CA  95134.
Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)	Empire Capital Partners, LP, a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital;

(iii)
Empire Capital Management, LLC, a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock directly owned by Empire Capital Partners, LTD (the "Empire Overseas Fund"), Empire Capital Partners Enhanced Master Fund, LTD (the "Enhanced Master Fund"), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund, LP (the "Charter Oak Funds").

(iv)	Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock and directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Master Fund and the Charter Oak Funds and

(v)	Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Master Fund and the Charter Oak Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Mr. Fine and Mr. Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:   29264A206

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 29264A206               13G                    Page 8 of 10 Pages

Item 4.   Ownership.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
       (a) Amount beneficially owned:                                                335,122    Common Stock
       (b) Percent of class:                                                                     3.5%
The percentages used herein and in the rest of Item 4 are calculated based upon the 9,646,596 shares of Common Stock issued and outstanding as of October 30, 2009 as reflected in the Company's Form 10-Q filed on November 13, 2009.
        (c) (i) Sole power to vote or direct the vote:                     -0-
   (ii) Shared power to vote or direct the vote:                           335,122    Common Stock
    (iii) Sole power to dispose or direct the disposition:              -0-
    (iv) Shared power to dispose or direct the disposition:               335,122

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

B.           Empire Management
       (a) Amount beneficially owned:                                               771,335   Common Stock
       (b) Percent of class:                                                                   8.0%
       (c) (i) Sole power to vote or direct the vote:                           -0-
       (ii) Shared power to vote or direct the vote:                          771,335    Common Stock
       (iii) Sole power to dispose or direct the disposition:             -0-
       (iv) Shared power to dispose or direct the disposition:          771,335

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

C.           Scott A. Fine
        (a) Amount beneficially owned:                                                       1,106,457    Common Stock
        (b) Percent of class:                                                                            11.5%
        (c) (i) Sole power to vote or direct the vote:                                   -0-
        (ii) Shared power to vote or direct the vote:                                   1,106,457    Common Stock
        (iii) Sole power to dispose or direct the disposition:                    -0-
        (iv) Shared power to dispose or direct the disposition:               1,106,457

Mr. Fine and Mr. Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.

D.           Peter J. Richards
(a) Amount beneficially owned:                                                       1,106,457    Common Stock
(b) Percent of class:                                                                            11.5%
(c) (i) Sole power to vote or direct the vote:                                   -0-
(ii) Shared power to vote or direct the vote:                                   1,106,457    Common Stock
(iii) Sole power to dispose or direct the disposition:                    -0-
(iv) Shared power to dispose or direct the disposition:               1,106,457

Mr. Fine and Mr. Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Master Fund and the Charter Oak Funds.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.

CUSIP No. 29264A206               13G                    Page 9 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, the investment manager of the Enhanced Master Fund has the power to direct the affairs of the Enhanced Master Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, pursuant to investment management agreements with Charter Oak, Charter Oak II and Charter Oak Master, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets of the Charter Oak Funds under its discretion.  Mr. Fine and Mr. Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 29264A206              13G                    Page 10 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  19 November 2009

                                    By:      /s/ Scott A. Fine
                                                   Scott A. Fine
As member of Empire GP, LLC and Empire Capital Management, LLC

By: /s/ Peter J. Richards
                                                   Peter J. Richards
As member of Empire GP, LLC and Empire Capital Management, LLC